RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2013	2012	2011	2010	2009

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$2,447	$2,296	$2,323	$1,964	$1,442
Capitalized interest	(69)	(70)	(62)	(62)	(55)
Depreciation of capitalized interest	20	20	22	18	17
Dividends from less than 50%-owned companies carried at equity	10	7	6	9	11
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$2,408	$2,253	$2,289	$1,929	$1,415
Fixed charges
Interest on long-term and short-term debt	$178	$141	$145	$118	$133
Capitalized interest	69	70	62	62	55
Rental expenses representative of an interest factor	43	39	38	37	37
Total fixed charges	$290	$250	$245	$217	$225

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,698	$2,503	$2,534	$2,146	$1,640
RATIO OF EARNINGS TO FIXED CHARGES	9.3	10.0	10.3	9.9	7.3